SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d‑1 and 13d‑2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Aquestive Therapeutics, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

03843E104
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MonoLine RX II, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  4,032,907
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  4,032,907
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          4,032,907

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 16.2%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MonoLine Rx III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  2,755,541
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  2,755,541
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,755,541

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 11.0%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MRX Partners, LLC

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  2,249,077
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  2,249,077
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,249,077

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 9.0%

12.     Type of Reporting Person: OO
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MonoLine Rx, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  2,213,314
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  2,213,314
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,213,314

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 8.9%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MonoLine Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  165,000
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  165,000
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          165,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.7%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           MonoSol Rx Genpar, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:  87,455
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  87,455
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          87,455

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.4%

12.     Type of Reporting Person: PN
--------------

CUSIP No. 03843E104

1.     Name of Reporting Person:

           Douglas K. Bratton

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.     Sole Voting Power:  11,578,379(1)(2)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  11,578,379(1)(2)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          11,578,379

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 46.4%

12.     Type of Reporting Person: IN
--------------
(1) 75,085 of such shares are held directly by Douglas K. Bratton.
(2)
Bratton Capital Management L.P. is the general partner of each of the Reporting Persons except for MonoSol Rx Genpar, L.P., the general partner of which is Bratton Capital Inc., which, in turn, is the general partner of Bratton Capital Management L.P.  Douglas K. Bratton ("DKB") is the sole director and President of Bratton Capital Inc. and exercises voting and dispositive power over all shares reported herein.

Item 1(a).     Name of Issuer.

The name of the issuer is Aquestive Therapeutics, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 30 Technology Drive, Warren, NJ 07059.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of MonoLine Rx II, L.P., a Texas limited partnership ("MonoLine II"), MonoLine Rx III, L.P., a Texas limited partnership ("MonoLine III"), MRX Partners, LLC, a Texas limited liability company ("MRX Partners"), MonoLine Rx, L.P., a Texas limited partnership ("MonoLine Rx"), MonoLine Partners, L.P., a Texas limited partnership ("Monoline"), MonoSol Rx Genpar, L.P., a Texas limited partnership ("Genpar"), and Douglas K. Bratton ("DKB"), all of such persons and entities being referred to herein as the "Reporting Persons."  Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  Bratton Capital Management L.P., a Texas limited partnership ("Bratton Capital"), and Bratton Capital Inc., a Texas corporation ("Bratton Inc.").  The Reporting Persons and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office of each of the Item 2 Persons is 201 Main Street, Suite 1900, Fort Worth, Texas 76102.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 03843E104.

Item 3.     Filing Pursuant to Rules 13d‑1(b) or 13d‑2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.     Ownership.

(a) - (b)
Reporting Persons

MonoLine II

The aggregate number of shares of the Stock that MonoLine II owns beneficially, pursuant to Rule 13d‑3 of the Act, is 4,032,907, which constitutes approximately 16.2% of the outstanding shares of the Stock.

MonoLine III

The aggregate number of shares of the Stock that MonoLine III owns beneficially, pursuant to Rule 13d‑3 of the Act, is 2,755,541, which constitutes approximately 11.0% of the outstanding shares of the Stock.

MRX Partners

The aggregate number of shares of the Stock that MRX Partners owns beneficially, pursuant to Rule 13d‑3 of the Act, is 2,249,077, which constitutes approximately 9.0% of the outstanding shares of the Stock.

MonoLine Rx

The aggregate number of shares of the Stock that MonoLine Rx owns beneficially, pursuant to Rule 13d‑3 of the Act, is 2,213,314, which constitutes approximately 8.9% of the outstanding shares of the Stock.

MonoLine

The aggregate number of shares of the Stock that MonoLine owns beneficially, pursuant to Rule 13d‑3 of the Act, is 165,000, which constitutes approximately 0.7% of the outstanding shares of the Stock.

Genpar

The aggregate number of shares of the Stock that Genpar owns beneficially, pursuant to Rule 13d‑3 of the Act, is 87,455, which constitutes approximately 0.4% of the outstanding shares of the Stock.

DKB

Because of his individual ownership of 75,085 shares of the Stock and his position as sole director and President of Bratton Inc., which is the general partner of both Genpar and Bratton Capital, which, in turn, is the general partner or manager of each of the other Reporting Persons, DKB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 11,578,379 shares of the Stock, which constitutes approximately 46.4% of the outstanding shares of the Stock.

 Controlling Persons

Bratton Capital

Because of its position as (i) the general partner of each of MonoLine II, MonoLine III, MonoLine Rx, and MonoLine and (ii) the manager of MRX Partners, Bratton Capital may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,415,839 shares of the Stock, which constitutes approximately 45.8% of the outstanding shares of the Stock.

Bratton Inc.

Because of its position as the general partner of both Genpar and Bratton Capital, Bratton Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 11,503,294 shares of the Stock, which constitutes approximately 46.1% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

MonoLine II

Acting through its general partner, MonoLine II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,032,907 shares of the Stock.

MonoLine III

Acting through its general partner, MonoLine III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,755,541 shares of the Stock.

MRX Partners

Acting through its manager, MRX Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,249,077 shares of the Stock.

MonoLine Rx

Acting through its general partner, MonoLine Rx has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,213,314 shares of the Stock.

MonoLine

Acting through its general partner, MonoLine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 165,000 shares of the Stock.

Genpar

Acting through its general partner, Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 87,455 shares of the Stock.

DKB

In his individual capacity, DKB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 75,085 shares of the Stock.  In addition, in his capacity as the sole director and President of Bratton Inc., which is the general partner of both Genpar and Bratton Capital, DKB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,503,294 shares of the Stock.

Controlling Persons

Bratton Capital

In its capacity as (i) the general partner of each of MonoLine II, MonoLine III, MonoLine Rx, and MonoLine, and (ii) the manager of MRX Partners, Bratton Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 11,415,839 shares of the Stock.

Bratton Inc.

In its capacity as (i) the general partner of Genpar, and (ii) the general partner of Bratton Capital, Bratton Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 11,503,294 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G is being filed on behalf of each of the Item 2 Persons pursuant to Rule 13d-1(d).  Consistent with Item 2 of the cover page for each Reporting Person and Item 2(a) of this Schedule 13G, the Item 2 Persons neither affirm nor disclaim the existence of a group among them.  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     February 13, 2019

MONOLINE RX II, L.P.
By: Bratton Capital Management, L.P., general partner
       By:  Bratton Capital, Inc., general partner

  By:   /s/ John Cochran
John Cochran, Vice President

MONOLINE RX III, L.P.
By: Bratton Capital Management, L.P., general partner
       By:  Bratton Capital, Inc., general partner

  By:   /s/ John Cochran
John Cochran, Vice President

MRX PARTNERS, LLC
By: Bratton Capital Management, L.P., manager
       By:  Bratton Capital, Inc., general partner

  By:   /s/ John Cochran
John Cochran, Vice President

MONOLINE RX, L.P.
By: Bratton Capital Management, L.P., general partner
       By:  Bratton Capital, Inc., general partner

  By:   /s/ John Cochran
John Cochran, Vice President

MONOLINE PARTNERS, L.P.
By: Bratton Capital Management, L.P., general partner
       By:  Bratton Capital, Inc., general partner

  By:   /s/ John Cochran
John Cochran, Vice President

MONOSOL RX GENPAR, L.P.
By:  Bratton Capital, Inc., general partner

       By:   /s/ John Cochran
      John Cochran, Vice President

/s/ Douglas K. Bratton
DOUGLAS K. BRATTON